UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM         TO

COMMISSION FILE NUMBER 1-13455

TETRA Technologies, Inc. 401(k) Retirement Plan

(Full Title of the Plan)

TETRA Technologies, Inc.

25025 Interstate 45 North, Suite 600

The Woodlands, Texas 77380

(Name and issuer of the securities

held pursuant to the Plan and the

address of its principal executive office)

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	Page 2

Audited Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003	Page 3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	Page 4
Notes to Financial Statements	Page 5

Supplemental Schedules

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions	Page 12
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	Page 13
Schedule H, Line 4(j) - Schedule of Reportable Transactions	Page 14

Report of Independent Registered Public Accounting Firm

Administrator of the TETRA Technologies, Inc.

401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions and delinquent participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The information presented in the schedule of assets (held at end of year) and schedule of reportable transactions does not disclose the historical cost or the related gain/loss of nonparticipant directed assets and nonparticipant directed sales transactions. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/Ernst & Young LLP

Houston, Texas

June 16, 2005

TETRA Technologies, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Cash	$595	$465
Receivables:
Employer contributions	4,401	39,471
Participant contributions	17,015	104,786
Accrued income	23,393	8,067
Trades pending settlement	–	99,459
Total receivables	44,809	251,783

Investments	34,655,029	29,599,735
Total assets	34,700,433	29,851,983

Liabilities
Excess contributions refund payable	27,737	4,668
Administrative expenses payable	4,575	3,950
Other payable	–	2,543
Trades pending settlement	28,028	–
Cash overdraft	–	61,326
Total liabilities	60,340	72,487

Net assets available for benefits	$34,640,093	$29,779,496

See accompanying notes.

TETRA Technologies, Inc. 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004
Additions:
Employer contributions	$307,611
Participant contributions	3,079,317
Rollover contributions	121,051
Interest and dividends	560,665
Net appreciation in fair value of investments	3,087,061
Total additions	7,155,705

Deductions:
Benefits paid to participants	2,238,171
Administrative expenses	29,200
Corrective distributions	27,737
Total deductions	2,295,108

Net increase	4,860,597

Net assets available for benefits at:
Beginning of year	29,779,496
End of year	$34,640,093

See accompanying notes.

TETRA Technologies, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the TETRA Technologies, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from TETRA Technologies, Inc. (the “Company” or “Plan Administrator”).

General

The Plan, as amended, which became effective January 1, 1990, is a profit sharing plan as defined by Section 401(a) of the Internal Revenue Code (“IRC”) and contains a provision for salary reduction contributions under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On October 20, 2003, the Company adopted the Master Plan Document established and maintained by ABN AMRO Trust Services Company (the “Trustee”) on behalf of its clients.

Effective December 31, 2004, the Trustee was purchased by the Principal Financial Group.

Eligibility

All employees (other than nonresident aliens) of the Company and its subsidiaries who have attained age 18 are eligible to join the Plan beginning on the first day of any calendar quarter following six months of service.

Contributions

The maximum elective contribution limit is 70% of compensation. Contributions for each participant are limited in any calendar year to annual “regular” and “catch-up” contribution limits as determined by IRC regulations. Unless the employee elects otherwise, 3% of each eligible employee’s compensation is automatically contributed to the Plan on a pre-tax basis.

Under the Plan, the Company may contribute an amount equal to a matching percentage of the participant’s contribution. During 2004, the Company matched 50% of each participant’s contributions up to 6% of compensation. The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution will be allocated to Plan participants in the same ratio that each

TETRA Technologies, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

participant’s compensation, as defined in the Plan agreement, bears to the total compensation of all participants. No profit sharing contribution was made for the 2004 Plan year.

Participants have the right to direct the investment of their contributions into any of the investment funds offered by the Plan. The Company’s matching contributions are invested in the TETRA Stock Fund. On or after January 1 of each year, any participant who has become fully vested in their employer matching contribution account during the prior year, at the participant’s direction, is allowed to re-direct their investment in the TETRA Stock Fund from the matching contribution account to any other fund option offered by the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Benefit Payments

Upon separation from service for any reason other than death, disability, or normal retirement, a participant’s vested balance is immediately payable in a lump sum or installments. Upon a participant’s death, disability, or normal retirement, the entire balance in the participant’s account is payable to the participant or, in the case of death, to the participant’s named beneficiary, in a lump sum or installments. Under the Plan, amounts which are forfeited due to termination of employment reduce the Plan’s ordinary and necessary administrative expenses for the Plan year, and then are used to reduce the Company’s matching contributions. Cumulative forfeitures relating to prior period activity and available to be applied against future employer contributions were approximately $228,000 and $825,000 as of December 31, 2004 and 2003, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances, including any Merged Plan Accounts. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary

TETRA Technologies, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

residence. The loans are secured by the balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly. Principal and interest are paid ratably through payroll deductions.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Certain administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

Investment Valuation

The fair value of investments in mutual funds and common stock is based on quoted market prices on the last business day of the Plan year. The fair value of the investment in the ABN AMRO Income Plus Fund is valued by ABN AMRO Trust Services Company based on the fair value of the underlying investment contracts. Participant loans and short term investments are stated at cost, which approximates fair value.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2004 or 2003 are as follows:

TETRA Technologies, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

	December 31,
	2004		2003

TETRA Technologies, Inc. common stock	$9,720,824	*	$8,459,421	*
ABN AMRO Income Plus Fund	4,081,832		4,766,391
Scudder Flag Investors Equity Partners Income Fund	3,358,596		2,829,678
ABN AMRO/Montag & Caldwell Growth Fund	2,853,146		2,657,739
Dodge & Cox Balanced Fund	2,434,772		1,746,741
PIMCO Total Return Fund	1,918,972		1,675,092
Artisan Mid Cap Growth Fund	1,887,088		1,439,399
American EuroPacific Growth Fund	1,810,261		1,385,943

* Includes both participant and non participant directed

During 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Collective trust fund	$152,759
Mutual funds	1,469,457
Common stock	1,464,845
$3,087,061

The plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

4. Nonparticipant Directed Investments

The TETRA Stock Fund includes both participant and nonparticipant directed amounts which cannot be separately determined. Therefore, for purposes of this disclosure, the TETRA Stock Fund is deemed nonparticipant directed. Information about the net assets and the significant components of the changes in net assets relating to the TETRA Stock Fund is as follows:

TETRA Technologies, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

	December 31,
	2004	2003

TETRA Technologies, Inc. common stock	$9,720,824	$8,459,421
Receivable for securities sold	–	99,459
Employer contribution receivable	2,088	33,395
Accrued income	259	3
ABN AMRO/Chicago Capital Money Market Fund	143,174	–
Due to broker	(28,326)	–
Cash overdraft	–	(61,326)
	$9,838,019	$8,530,952

Year Ended
December 31, 2004
Changes in net assets:
Employer contributions	$907,679
Participant contributions	293,698
Net appreciation in fair value of investments	1,464,845
Benefits paid to participants	(574,047)
Administrative expenses	(6,345)
Interfund transfers	(778,763)
$1,307,067

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated August 30, 2001 stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.

TETRA Technologies, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

6. Subsequent Event

Effective January 1, 2005, the Company entered into a merger agreement (“the Plan Merger Agreement”) with Compressco, Inc. (“Compressco”, a wholly owned subsidiary of the Company) whereby the Compressco, Inc. 401(k) Plan (“the Compressco Plan”) was merged into the Plan. As a result of the Plan Merger Agreement, net assets of approximately $756,000 were transferred into the Plan on January 3, 2005 and the participants in the Compressco Plan became participants in the Plan.

Supplemental Schedules

TETRA Technologies, Inc. 401(k) Retirement Plan

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

EIN: 74-2148293 PN: 001

Year Ended December 31, 2004

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

$9,355,880	$9,355,880

*Interest of $17,883.87 was repaid to the Plan on March 10, 2005 for remittances considered late by the Department of Labor for various pay periods from 2001 - 2004.

TETRA Technologies, Inc. 401(k) Retirement Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

EIN: 74-2148293 PN: 001

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value

*ABN AMRO Trust Services Co.	ABN AMRO Income Plus Fund	**	$4,081,832
*ABN AMRO Trust Services Co.	ABN AMRO Money Market Fund	$143,174	143,174
PIMCO	Total Return Fund	**	1,918,972
*ABN AMRO/Montag & Caldwell	Balanced I Fund	**	729,218
Scudder Flag Investors	Equity Partners Income Fund	**	3,358,596
*ABN AMRO/Montag & Caldwell	Growth Fund	**	2,853,146
American Funds	EuroPacific Growth Fund	**	1,810,261
Dodge & Cox	Balanced Fund	**	2,434,772
Lord Abbett	Mid Cap Value A Fund	**	1,008,167
Dreyfus	Mid Cap Index Fund	**	551,626
Artisan Funds	Mid Cap Growth Fund	**	1,887,088
Royce	Total Return Investment Fund	**	883,749
Century Investments	Small Cap Select Institutional Fund	**	1,321,237
*TETRA Technologies, Inc.	TETRA Technologies, Inc. common stock	(A)	9,720,824
*Participant loans	Loans with various maturities and interest rates ranging from 4.75% to 10.50% per annum	**	1,952,367
			$34,655,029

* Party-in-interest

** Participant directed amounts are not required to be disclosed

(A) Cost not available

TETRA Technologies, Inc. 401(k) Retirement Plan

Schedule H, Line 4(j) – Schedule of Reportable Transactions

EIN: 74-2148293 PN: 001

Year Ended December 31, 2004

	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Category (iii) - Series of nonparticipant and participant directed transactions in excess of 5% of Plan assets at the beginning of the plan year for common stock.

TETRA Technologies, Inc.	TETRA Technologies, Inc. common stock
	Purchases	$2,578,684	$–	$2,578,684	$2,578,684	$–
	Sales	–	2,708,648	(A)	2,708,648	(A)

ABN AMRO Trust Services Co.	ABN AMRO/Chicago Capital Money Market Fund
	Purchases	$4,004,253	$–	$4,004,253	$4,004,253	$–
	Sales	–	3,861,079	3,861,079	3,861,079	–

Note: Includes both participant and nonparticipant directed transactions since trustee does not segregate these transactions.

(A) Cost and net gain or loss is not available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned, as administrator of the TETRA Technologies, Inc. 401(k) Retirement Plan, has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TETRA Technologies, Inc.

By: /s/Geoffrey M. Hertel

Geoffrey M. Hertel

President & Chief Executive Officer

Date: June 29, 2005

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm